EXHIBIT 2.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following description of the capital stock of Gold Royalty Corp. (the “Company”) and the outstanding common stock purchase warrants of the Company that are currently listed on the NYSE American and governed by the warrant agency agreement dated March 11, 2021 (the “Warrant Agreement”) between the Company and Continental Stock Transfer & Trust Company and warrant certificates dated March 11, 2021 (the “warrants”) is intended as a summary only and therefore is not a complete description of the Company’s outstanding common shares and warrants. This description is based upon, and is qualified by reference to, the Company’s Articles of Incorporation (the “Articles”), its Amended and Restated By-Law No. 1 and By-Law No. 2 (collectively, the “Bylaws”), the Warrant Agreement and the specimen certificate for the warrants, which are filed as exhibits to the Annual Report on Form 20-F, of which this Exhibit 2.1 is a part.

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of December 22, 2021, there were 133,927,501 common shares of the Company outstanding and 10,350,000 warrants outstanding.

For the purposes hereof, the term “warrants” does not include any other warrants to purchase common shares of the Company other than those governed by the Warrant Agreement.

Common Shares

The common shares are not subject to any future call or assessment, do not have any pre-emptive, conversion, redemption rights or purchase for cancellation rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares, all of which rank equally as to all benefits which might accrue to the holders of the common shares. All shareholders of the Company are entitled to receive a notice of, attend and vote at any meeting to be convened by the Company. At any meeting, subject to the restrictions on joint registered owners of the Company’s common shares, every shareholder has one vote for each common share of which such holder is the registered owner. Voting rights may be exercised in person or by proxy.

Shareholders are entitled to share pro rata in any dividends if, as and when declared by the Company’s board of directors, in its discretion. Upon the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of common shares, without preference or distinction, will be entitled to receive ratably all of the Company’s assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares. Rights pertaining to the common shares may only be amended in accordance with applicable corporate law.

Warrants

The following is a summary of certain terms and provisions of the warrants and is subject to, and qualified in its entirety by, the provisions of the Warrant Agreement and the form of the warrant, which are filed as exhibits to the Annual Report on Form 20-F, of which this Exhibit 2.1 is a part.

Duration and Exercise Price

Each whole warrant shall be exercisable into one common share at an exercise price equal to US$7.50 per share. The warrants are exercisable on or prior to 5:00 p.m. (New York City time) on March 11, 2024. The exercise price and number of common shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Company’s common shares and the exercise price. The warrants will be issued separately from the accompanying common shares and may be transferred separately immediately thereafter.

Exercisability

The warrants will be exercisable, at the option of each holder, by delivering a duly executed exercise notice accompanied by payment in full for the number of common shares purchased upon such exercise (except in the case of a net share settlement as discussed below). Subject to certain limitations and exceptions, a holder (together with its affiliates) may not exercise any portion of a warrant to the extent that the holder would beneficially own more than 4.99/9.99% of the outstanding common shares immediately after exercise of such warrants, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding shares after exercising the holder’s warrants. Purchasers of warrants in this offering may also elect prior to the issuance of the warrants to have the initial exercise limitation set at 9.99% of the Company’s outstanding common shares. No fractional common shares will be issued in connection with the exercise of the warrants. In lieu of fractional common shares, the Company will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Net Share Settlement

If, at the time a holder exercises the warrant, a registration statement registering the issuance of the common shares underlying the warrants under the United States Securities Act of 1933 (the “Securities Act”) is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of common shares determined according to a formula set forth in the warrants.

Fundamental Transaction

If, at any time while the warrants are outstanding, (i) the Company, directly or indirectly, consolidates or merges with or into another person, (ii) the Company, directly or indirectly, sells, leases, licenses, assigns, transfers, conveys or otherwise disposes of all or substantially all of its assets, (iii) any direct or indirect purchase offer, tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of the common shares are permitted to sell, tender or exchange their common shares for other securities, cash or property and has been accepted by the holders of 50% or more of the Company’s outstanding common shares, (iv) the Company, directly or indirectly, effects any reclassification, reorganization or recapitalization of its common shares or any compulsory share exchange pursuant to which the Company’s common shares are converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or plan of arrangement) with another person whereby such other person acquires more than 50% of the Company’s outstanding common shares (each, a “Fundamental Transaction”), then upon any subsequent exercise of the warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of common shares then issuable upon exercise of the warrants, and any additional consideration payable as part of the Fundamental Transaction. In addition, the Company shall cause any successor entity in a Fundamental Transaction in which it is not the survivor to assume in writing all of its obligations under the warrants pursuant to written agreements in form and substance reasonably satisfactory to the holders and approved by the holders (without unreasonable delay) prior to such Fundamental Transaction.

Transferability

Subject to applicable laws, a warrant may be transferred at the option of the holder upon surrender of the warrant together with the appropriate instruments of transfer.

Rights as a Shareholder

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of common shares, a holder of warrants does not have rights or privileges of a holder of common shares, including any voting rights or dividends, until the holder exercises the warrants.

Exclusive Forum

The Company has agreed that any action, proceeding or claim against it arising out of or relating in any way to the warrant will be brought and enforced in the courts of the State of New York or the United States District Court sitting in the City of New York, and the Company has irrevocably submitted to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934 (the “Exchange Act”), any other claim for which the federal courts have exclusive jurisdiction or any complaint asserting a cause of action arising under the Securities Act against the Company or any of its directors, officers, other employees or agents. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Canadian Business Corporations Act

The Company is governed by the Canada Business Corporations Act (the “CBCA”). The CBCA, the Articles and the Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company, including those summarized below.

Advance Notice Provisions

The Bylaws contain certain provisions that are intended to: (1) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (2) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (3) allow shareholders to vote on an informed basis. Only persons who are nominated by shareholders in accordance with these advance notice provisions will be eligible for election as directors at any annual meeting of the Company’s shareholders, or at any special meeting of the Company’s shareholders if one of the purposes for which the special meeting was called was the election of directors.

Pursuant to the advanced notice provisions under the By-Laws, shareholders are required to provide the Company with advance notice of their intention to nominate any persons, other than those nominated by management, for election to the Company’s board of directors at a meeting of shareholders. Such notice must include the information prescribed in the Bylaws.

To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than the 30th day prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Bylaws also prescribe the proper written form for a shareholder’s notice. The Company’s board of directors may, in its sole discretion, waive any requirement under these provisions.

These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of the Company’s outstanding voting securities.

Shareholder Nominations and Proposals

Under the CBCA, a registered holder or beneficial owner of shares that are entitled to be voted at an annual meeting of shareholders may submit to the corporation notice of any matter that the person proposes to raise at the meeting (a “proposal”), which is subject to any requirements in the bylaws for advance notice to the corporation. A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than five per cent of the issued and outstanding shares or five per cent of the issued and outstanding shares of a class of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented, but this subsection does not preclude nominations made at a meeting of shareholders.

Shareholder Actions by Written Consent

Under the CBCA, shareholders may act by written resolution signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders.

Amendment to Articles and Bylaws

Under the CBCA, either a director or a shareholder entitled to vote at an annual or special meeting of shareholders may make a proposal to amend the Articles. A proposed amendment to the Articles requires approval by special resolution of the shareholders. A special resolution is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on that resolution.

Under the CBCA, a shareholder entitled to vote at an annual or special meeting of shareholders may make a proposal to make, amend or repeal a by-law. Unless the Articles, Bylaws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any Bylaws that regulate the business or affairs of the corporation. The directors shall then submit such by-law, or amendment or repeal of such by-law, to the shareholders at the next meeting of shareholders, and the shareholders may, confirm, reject or amend the by-law, amendment or repeal by ordinary resolution.

Votes on Mergers, Consolidations and Sale of Assets

Under the CBCA, the approval of an amalgamation agreement and certain other transactions requires approval by special resolution. A special resolution is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on that resolution.

Forum Selection

Forum Selection

The Bylaws include a forum selection provision that will provides that, unless the Company consents in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and appellate Courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action or proceeding asserting a breach of fiduciary duty owed by any of its directors, officers or other employees to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or the Articles or Bylaws; or (iv) any action or proceeding asserting a claim otherwise related to the Company’s “affairs” (as defined in the CBCA). The Company’s forum selection bylaw also provides that its securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the Bylaws. To the fullest extent permitted by law, the Company’s forum selection provision will apply to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

Stock Exchange Listing

The Company’s common shares and warrants are listed on the NYSE American under the trading symbols “GROY” and “GROY.WS”, respectively.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common shares is TSX Trust Company and its United States co-transfer agent and warrant agent for the warrants is Continental Stock Transfer & Trust Company.